CONSENT OF INDEPENDENT AUDITORS

The Board of Trustees and Shareholders
Forum Funds

We consent to the use of our report dated October 4, 2002 on the statements of assets and liabilities of Forum Daily Assets Treasury Obligations Fund, Forum Daily Assets Government Obligations Fund and Forum Daily Assets Cash Fund as of August 31, 2002, and the related statements of operations, statements of changes in net assets and financial highlights for each of the years or periods presented, incorporated by reference in Pre Effective Amendment No. 1 to Form N14 filed by Monarch Funds under the Securities Act of 1933 and to the references to our firm under the headings "Experts" and "Financial Highlights" in the Forum Funds Prospectus/Proxy Statement dated April 25, 2003.

/s/ KPMG LLP


Boston, Massachusetts
April 23, 2003